OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Symmpl, Inc.

344 Arno Way
Pacific Palisades, CA 90272

https://Symmpl.com

20000 shares of Series AA Preferred Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 200,000 shares of Series AA Preferred Stock ($100,000)

Minimum 20,000 shares of Series AA Preferred Stock ($10,000)

Company	Symmpl, Inc.
Corporate Address	344 Arno Way, Pacific Palisades, CA 90272
Description of Business	Symmpl is a unique subscription software service that takes over an iPad and makes it VERY easy for Seniors to communicate, explore and have fun. The built-in talking assistant becomes friends with the Senior and guides every step of every activity.
Type of Security Offered	Series AA Preferred Stock
Purchase Price of Security Offered	$0.50
Minimum Investment Amount (per investor)	$500.00

Perks

$5,000 — If you invest $5000, you will receive a luxury dinner for 2 at a restaurant of your choice and a personal chat with the CEO.

$10,000 — If you invest $10,000, you will receive a luxury dinner for 4 at a restaurant of your choice and a personal chat with the CEO.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Symmpl is a unique subscription software service that takes over an iPad and makes it

VERY easy for Seniors to communicate, explore and have fun on the internet. The built-in Talking Assistant becomes friends with the Senior and guides them every step of every activity.

The customer base is the 100 million Helpers who are the adult children, grand children, friends and relatives of the senior. They love to help their seniors here in the US. And there are many times that number of Helpers waiting overseas.

Our vision is to provide those over age 65 with a self-paced educational tool that will help them learn to use tablets and be able to connect with friends and family, shop, and get the information they want. We provide them with a system that utilizes a virtual assistant called Symantha, who talks users through the various steps.

Because it is software that can be placed on older, used tablets, it is dramatically lower cost than other new hardware products.

Our marketing challenge is to get visibility quickly, and we intend to accomplish this by leveraging a multi-pronged approach that involves digital advertising, social media, search engine strategies, print and other traditional advertising methods to attract users both directly and through their family members. The system will be affordable to the cost-conscious senior community. Users will be able to sign up with two-options, either $9.95/month with the first month being free, or $99/year to take advantage of the savings this option offers.

Symmpl, Inc. was incorporated on May 13, 2014 as a C Corporation in the State of Delaware. The founders even began some exploratory operations in May, 2013, when they entered into a Joint Venture Agreement to work together on a project, code named AgeEasy.

Our objectives are to Increase revenues substantially by the end of the second full year and grow from there. To evolve from an initial lifestyle system that provides fun and connectivity with friends and family through the internet; to the Symmpl Center, the senior social media component of the system; and on to be an essential companion with real-time healthcare monitoring. And to be acquired by a consumer software company by the end of the third full year.

There is currently no ongoing or pending litigation against the company.

The team

Officers and directors

Jay Smith	CEO
John Keating	CTO
Anson Sims	Senior Vice President

Jay Smith
Jay Smith is co-founder of Symmpl and CEO for the last 3 years. He is an accomplished

executive and inventor and principal of Smith Engineering, a Los Angeles-based product development and licensing firm that has created hundreds of consumer products, toys and video games over a 35-year history. He holds over 40 patents and generated over $500 million in product revenues while leading Smith Engineering. During his tenure at Smith, he served as the co-founder of Play-It-Now, Inc., a Los Angeles based media company that licensed a cash awards management system for online electronic games powered by the proprietary FairScore Ranking technology. He was also the CEO of Adrenalin Interactive Inc. (NASDAQ: ADRN), a publicly traded entertainment software company that developed top selling consumer products for video, hardware and software firms. Notable video game properties include Tiger Woods Golf, Spiderman, X-Men, and Trivial Pursuit. The company was sold in 2000 in a substantial M&A transaction. Previously, he held the post of CEO at Western Technologies, a successful developer of entertainment software and technology products, that became Adrenalin Interactive after a merger. Previously Smith was a product development engineer working on Hot Wheels, Talking Dolls, and many other products at Mattel following several years at TRW, where he worked on launch sites for the Titan Intercontinental Ballistic Missile, vibration analysis for the LEM descent engine for moon landings and trajectory analysis for the Minuteman Ballistic Missile. He holds an M.S. from the California Institute of Technology and a B.S. from Virginia Tech (where he is on the Advisory Board to the College of Engineering and is one of 50 Distinguished Engineering Alumni). Smith is a member of the Interactive Digital Software Assn; the Board of Advisors for UCLA Medical Center; a Director of the Santa Monica Rotary Club; and recently President of a Southern California Ski club.

John Keating
John Keating joined Symmpl in 2014 and was responsible for the design and development of the company's Objective C/JS iPad solution, built using native and web technologies. He formerly held the post of Software Development Manager and General Manager at Viggle/Loyalize (Santa Monica) where he oversaw the development of front-end for the FANGO app for iOS, Android & browser and led a development team of five on multiple real-time mass-audience engagement projects. Keating was instrumental in FANGO's acquisition by Yahoo! and served as the sole liaison for all technical aspects of the transfer and integration. Keating has extensive experience recruiting and managing engineering and QA staff, production teams, external dev teams, schedules, strategic milestones and expansion agendas on mobile and other platforms through past engagement as the Engineering Lead at Activision/Seven Studios (Los Angeles) where he oversaw numerous games on multiple console platforms. At Save.com (LA) he was a senior software engineer and architect responsible for a popular commercial multi-threaded client-side application for downloading, displaying, and printing redeemable coupons. Past roles at Gigawatt Studios and Planet Software (where he was a founder and technical director) have provided extensive insight into multi-platform game engines and other consumer-facing technologies. Keating holds a B.S. in Computer and Information Sciences from Trinity College and attended programs at University of Texas at San Antonio and Harvard University.

Anson Sims

Anson Sims is a co-founder of Symmpl and the former principal of A. Sims Associates, a consultancy responsible for the invention, development and licenses of dozens of international consumer products including Fish Eyes, Betty Spaghetty, Teenage Mutant Ninja Turtles: Military Bubble Bomber, Nickelodeon-Flash Screen, Radical Flying Discs and others. He consulted on projects for Next-Sport, Mattel Toys, Hasbro Toys, Playmates Toys, Inc., Ohio Art and others and holds 24 patents. Past positions include VP of R&D at Playmates Toys where he had direct responsibility for the entire R&D function including new product development, budget forecasting, inventor relations, and licensing negotiations. Under his leadership Playmates introduced Teenage Mutant Ninja Turtles and Cricket and sales rose from $0 to over $200 million in 3 years. He also held the position of General Manager at Smith Engineering Toy Division, Partner at the California R&D Center, Project Manager/Senior Industrial Designer at Revell, and Project manager/Senior Industrial Designer at Mattel Toymakers. He is a U.S. Marine and holds a Bachelor of Fine Arts in Industrial Design from the University of Illinois.

Related party transactions

The company currently has these outstanding related party transactions: Common Stock Options to: Jay Smith, CEO 400.000 Sh Rich Diephuis, Sr Advisor 429,280 Sh John Keating, CTO 318,125 Sh Armen Martin, Attny 51,125 Sh Christina Hurn, Advisor 30,000 Sh Convertible Promissory Notes for investment: Jay Smith, CEO $313,000

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents and other intellectual property could be unenforceable or ineffective** . One of the Company's most valuable assets is its intellectual property. We have a patent pending that we think is significant. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new techniques related to making the technology world easier for seniors. But intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.
- **There are several potential competitors who are better positioned than we are to take the majority of the market.** We will compete with larger, established senior product companies who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the

software developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **This is a brand-new company** . It has no history, no clients, no revenues. If you are investing in this company, it's because you think the Symmpl is a good idea, that we will be able to successfully market, distribute and sell Symmpl, that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any subscriptions , we have never turned a profit and there is no assurance that we will ever be profitable
- **Even if we raise the maximum sought in this offering, we may need to raise more funds in order to continue distribution operations.** We estimate that we will require almost $1 million to reach profitable distribution of Symmpl. We believe that we will be able to finance the distribution of Symmpl through subscription payments. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.
- **Our financial review includes a going concern note.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time .
- **Any valuation at this stage is pure speculation by the company.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.
- **Our business projections are only estimates .** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you) will only make money if there is sufficient demand for product, people think its a better option than the competition, and Symmpl has priced the services at a level that allows the company to make a profit and still attract business.
- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel, could harm our business** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company’s performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.
- **We could fail to achieve the growth rate we expect even with additional**

investments We expect to generate a significant amount of growth from our increased spending in marketing. But it is possible because of price, function, wrong marketing, or some other reason, our efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to lower this additional marketing spending and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

- **The Users could drop their subscriptions sooner that expected** We expect that our Helpers and their senior Users will continue to enjoy the benefits of Symmpl for at least a year or two and some much more. If many Users cancel their subscriptions early it will slow the growth of the company and cause lower than expected revenue. This could materially and adversely impact the value of your investment. We would determine the reasons for the early termination and make the appropriate changes to meet their expectations for continued use.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Jay Smith, 38.0% ownership, Common Stock
- Anson Sims, 28.0% ownership, Common Stock

Classes of securities

- Common Stock: 6,093,845

Voting Rights

The holders of shares of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of any liquidation, dissolution or winding up of Corporation, either voluntary or involuntary, the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the Liquidation Preference specified for such share of Preferred Stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Preferred Stock. If upon the liquidation, dissolution or winding up of Corporation, the assets of Corporation legally available for distribution to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 2(a), then the entire assets of Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section.

After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Section 2(a), the entire remaining assets of Corporation legally available for distribution shall be distributed pro rata to holders of the Common Stock of Corporation in proportion to the number of shares of Common Stock held by them.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- Series AA Preferred Stock: 0

Voting Rights

The holders of Series AA Preferred Stock vote together with the holders of the Common Stock on all matters.

Rights to Receive Liquidation Distributions

In the event of any liquidation, dissolution or winding up of Corporation, either voluntary or involuntary, the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the Liquidation Preference specified for such share of Preferred Stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Preferred Stock. If upon the liquidation, dissolution or winding up of Corporation, the assets of Corporation legally available for distribution to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 2(a), then the entire assets of Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section.

- Convertible Promissory Notes: 401,386

Convertible Note | Minimum $25,000 Investment

Note converts when the company raises $500,000, including any previously raised convertible notes and debts.

Maturity Date: 2yrs

$2,000,000 valuation cap

5% yearly interest rate

25% Discount

What is a Convertible Note?

A **convertible note** offers you the right to receive shares in Symmpl.The number of shares you will receive in the future will be determined at the next equity round in which Symmpl raises at least $500,000 in equity financing, including the conversion of the outstanding convertible notes and any issued debt. The highest conversion price per share is set based on a $2,000,000 company valuation cap or if less then you will receive a 25% discount on the price the new investors are purchasing. You also receive a 5% interest per year added to your investment. When the maturity date is reached and the note has not converted then you are entitled to receive your investment and interest back from the company.

What it means to be a Minority Holder

As a minority holder of Series AA Preferred Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed testing and delivery of product, which we do not anticipate occurring until Aug 2017. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 4 months without revenue generation or additional funding.

Symmpl has been developing this software system for over 3 years. We were incorporated in May 2014 as a C corp in Delaware. Much of the time has been spent developing and testing original custom software and graphics that will be attractive and easy for seniors. It all had to be built around the virtual talking assistant, Symantha.

Symmpl has raised over $400,000 so far to fund the development. We did a successful beta test this past December and January and have used those results to finalize the product. We have recently finished additional successful functional testing.

We have not yet generated any revenues and do not anticipate doing so until we have completed testing and launch the product, which we anticipate occurring about Aug or Sept 2017. Based on our forecast, with the liquidity of the equity crowd funding amount,we anticipate that we will launch and operate the business for a number of months as we prepare for additional equity crowdfunding.

Financial Milestones

There are more than 50 million Seniors over 65 in the US. Many of them would love to use the internet to communicate and have fun but they are afraid or don't know how to do it. To help them, there are over 100 million adult children, grandchildren and friends and relatives of those Seniors. They are the Helpers. And Symmpl is the way they can help. These Helpers are our customers. That's who we target. With this crowd funding effort, we will use the investment to launch the Symmpl service and reach those Helpers who will help their Seniors.

Symmpl will initially generate losses for 2017. However, management currently forecasts substantial revenue for 2018, 2019 and 2020. The primary revenue generators are the subscribers, who's rate is $9.95 per month or $99 per year. In addition, there will be some advertising revenue from carefully targeted ads, revenue from personally arranged video exercise sessions, and revenue from carefully selected internet shopping. Our projections show a modest number of subscribers in 2017 of about 1100. We forecast about 29,000 subs at the end of 2018 with revenue of about $2 million; about 88,000 subs at the end of 2019 with revenue of about $10 million; and about 150,000 subs in 2020 with revenue of about $20 million. We believe the company will generate positive net income beginning in late 2018 or early 2019. This gives our forecast a net income of $2.6 million in 2019 and $8.2 million in 2020.

This growth is based on a strong marketing orientation and continued product development and improvement. We believe testing has shown the real need for this system and we will strongly address our target customers. Marketing will be our most important expense item. We will initially use promotion, digital advertising, social media, print and several other forms of targeted marketing to reach the Helpers. Then we will work closely to guide them to set up the service and give it to their loved one.

Now that initial stage of software development is complete, the product will be launched shortly. Distribution will be over the internet and mostly handled automatically. Symmpl will become a marketing oriented company and spend heavily on advertising and promotion. The better our growth, the more we will spend on marketing. Once the company becomes profitable, the development of new products and activities will become a key part of operations and lead us to new markets and increased business.·

The company anticipates raising capital with this equity crowd funding effort to cover the cost of launching the system and then running for several months. This will establish the viability and popularity of the system. Then we will shortly be back with additional equity crowd funding efforts to raise additional capital to cover the cost of operation until we achieve profitability.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuance's, or other methods available to the company.

The proceeds from this offering will be used to build on the successful testing programs and launch the product in the US. A significant portion of the capital will go for advertising and promotion, customer response and staff costs. This will allow Symmpl three or four months to optimize the the advertising effects and concentrate on growth. And that will be the basis of the follow-on crowd funding efforts to raise the balance of the needed capital.

Symmpl has a good banking relationship for lines of credit if needed. There are also opportunities for business relationships with Senior related companies and organizations that that will provide funding and cost sharing programs.

Indebtedness

As of Dec 31, 2016, the company has outstanding convertible promissory notes for approximately $401,386. The notes bear interest of 5% per year, paid in arrears, with the balance of the last note due at maturity on Aug, 2019. In the process of this offering these notes will convert into the same Series AA Preferred Stock as this offering. As of June 30, 2017 the company has issued an additional $81,000 of those same convertible promissory notes which will also convert to Series AA Preferred Stock.

Recent offerings of securities

- 2014-05-13, 506(b), 401386 Convertible Notes. Use of proceeds: The previous capital raises have been used to develop and test the Symmpl Software System, and perform testing, and develop the company staff and structure to be able to market this product.

Valuation

$3,046,922.50

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$100,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	600	6000
Escrow Fees	100	1000
Professional Fees	500	1000
Net Proceeds	8,800	92,000
Use of Net Proceeds:		
R&D & Production	2000	36,000
Marketing	4000	20,000
Operations	1500	30,000
G&A	1300	6000

Total Use of Net Proceeds	8,800	92,000

We are seeking to raise a minimum amount of $10,000 and up to $100,000 in this offering through Regulation Crowdfunding. The higher amount will allow us to launch and grow for 3 or 4 months as we conduct a follow-on crowdfunding effort to build on our success. We plan to use the net proceeds of $92,000 as noted above.

R&D and Production staff expenses of $36,000 will include providing the software app to the new Helper and supporting its installation and use for the Senior Loved One. It will also allow us to support and refine existing the product and develop installation on additional systems such as Android.

Marketing expenses of $20,000 will involve extensive effort to determine the most effective advertising to attract new subscribers. There will be continued innovation and change as the launch continues into growth.

Operation expenses of $30,000 will become established as we build on the experience of the very qualified current staff. The company focus will shift from development to marketing and installation.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website, Symmpl.com. You will find them on the "Send Me Info" tab under the "Annual Report" notice. They will be available no more than 90 days after the end of Symmpl's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Symmpl, Inc.

[See attached]

SYMMPL, INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2016 and 2015

I, Jay Smith, the CEO of Symmpl, Inc., hereby certify that the financial statements of Symmpl and notes thereto for the periods ending Dec. 31, 2015 and Dec. 31,2016, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.
For the year 2016 the amounts reported on our tax returns were total income of $(144,114); taxable income of $(144,114); and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 7-27-2017

J Smith (Signature)

CEO (Title)

7/27/17 (Date)

SYMMPL, INC
Index to Financial Statements
(unaudited)

SYMMPL, INC
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015
(unaudited)

	2016	2015
Assets		
Current assets:		
Cash	$15,610	$2,699
Total current assets	15,610	2,699
Other assets	7,597	7,597
Total assets	$23,207	$10,296
Liabilities and Stockholders' Equity		
Current liabilities:		
Line of credit	8,840	816
Total current liabilities	8,840	816
Total liabilities	8,840	816
Stockholders' Equity:		
Common stock	1,000	1,000
Additional paid-in capital	401,386	252,386
Accumulated deficit	(388,019)	(243,906)
Total stockholders' equity	14,367	9,480
Total liabilities and stockholders' equity	$ 23,207	$10,296

SYMMPL, INC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	2016	2015
Operating Expenses:		
General and administrative	9,188	5,804
Sales and marketing	827	2,737
Research and development	126,450	133,702
Total operating expenses	136,465	142,243
Operating income	(136,465)	(142,243)
Other (income) expense :		
Other expense	7,649	2,676
Total other (income) expense	7,649	2,676
Income (loss) before provision for income taxes	(144,114)	(144,919)
Net loss	$(144,114)	$(144,919)

SYMMPL, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	Common Stock				
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
December 31, 2014	10,000,000	$1,000	$111,886	$(98,988)	$13,898
Contributed capital	-	-	140,500		140,500
Net loss	-	-	-	(144,919)	(144,919)
December 31, 2015	10,000,000	1,000	252,386	(243,907)	9,479
Contributed capital	-	-	149,000	-	149,000
Net loss	-	-	-	(144,114)	(144,114)
December 31, 2016	10,000,000	$1,000	$401,386	$(388,021)	$14,365

SYMMPL, INC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss)	$(144,113)	$(144,918)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation	-	-
Amortization	-	-
Loss on sale of intangible assets	-	-
Gain on debt conversion	-	-
Loss on impairment of investment	-	-
Stock-based compensation	-	-
Changes in operating assets and liabilities:		
Accounts receivable	-	-
Inventory	-	-
Other current assets	-	-
Accounts payable	-	-
Accrued liabilities	-	-
Deferred revenue	8,024	617
Net cash provided by (used in) operating activities	(136,089)	(144,301)

CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	-	-
Purchase of intangible assets	-	-
Related party advances	-	-
Deposits and other	-	(289)
Net cash provided by (used in) investing activities	-	(289)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds (repayment) - related party advances	-	-
Proceeds (repayment) - line of credit, net	8,024	617
Proceeds (repayments) - notes payable	-	-
Proceeds (repayments) - notes payable - related parites	-	-
Proceeds (repayment) - convertible debt	-	-
Proceeds (repayment) - convertible debt - related parties	-	-
Proceeds from sale of preferred stock	-	-
Proceeds from sale of common stock		
Net cash provided by (used in) financing activities	8,024	617
Increase (decrease) in cash and cash equivalents	(128,065)	(143,973)
Cash and cash equivalents, beginning of year	2,699	6,789
Cash and cash equivalents, end of year	$(125,366)	$(137,184)
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Non cash investing and financing activities:		
	$ 149,000	$ -

NOTE 1 – NATURE OF OPERATIONS

Symmpl, Inc. was formed on May 13, 2014 in the State of Delaware. The financial statements of Symmpl, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Pacific Palisades, CA

Symmpl is a software service for seniors that makes an iPad so easy to use. A virtual "Talking Assistant" takes over their tablet, guides the Senior, and makes communication fun to do. Symmpl enables millions of seniors to get online and use email, photo sharing, Facebook and games with no computer experience. We market primarily to adult children, who may do installation and setup on their used tablet, then give it to their Parents. Our proprietary "Talking Assistant" takes over and guides all senior activity. There is a low $9.95/mo subscriber fee, and options for Verizon WiFi if needed. The system is developed, tested and ready to launch.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2015 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from subscriptions when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.
The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for the last three years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to

date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DEBT

The company has issued convertible promissory notes owed to investors in the amount of $401,386. They will convert into series AA Preferred stock as a result of this offering. The company has no other significant debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 12,000,000 shares of our common stock with par value of $0.0001 per share.

Preferred Stock
We have authorized the issuance of 3,000,000 shares of our Series AA preferred stock with par value of $0.0001 per share.

NOTE 6 – RELATED PARTY TRANSACTIONS

Common Stock Options to:

Jay Smith, CEO	400.000 Sh
Rich Diephuis, Sr Advisor	429,280 Sh
John Keating, CTO	318,125 Sh
Armen Martin, Attny	51,125 Sh
Christina Hurn, Advisor	30,000 Sh

Convertible Promissory Notes for investment:

Jay Smith, CEO	$313,000

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through June 30, 2017, the issuance date of these financial statements. In that period the company has issued convertible promissory notes to investor Jay Smith CEO in the amount of $81,000. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Symmpl is pending **StartEngine Approval.**


PLAY VIDEO
0
Investors
$0.00
Raised of $10K - $100K goal
Symmpl
Symmpl
Makes iPad SO easy for non-tech seniors
Small OPO
Pacific Palisades, CA
Software & Services
Accepting International Investment

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Activities
Screen
email
contacts
facebook
excited to see which activity you choose next.

Getting Non-Tech Seniors Online and Connected

Frustrated with trying to connect online with your tech-averse senior parent or grandparent? **Symmpl** is a new tablet app that streamlines social media, email and more for digitally overwhelmed seniors who wish to stay in touch with family and friends, but want a platform that understands them and their singular needs. How does it work? It's simple.


Symmpl is so easy to use!

Get any iPad tablet (old or new) and install the **Symmpl** app. **Symmpl** takes over the iPad home screen and displays large, easy-to-read buttons to the four apps most used by seniors: email, photos, contacts and Facebook. One touch and presto! The senior is communicating and having fun. No computer skills required.

Best of all, **Symmpl** comes with Symantha, a built-in talking companion. Symantha's voice capabilities are similar to Siri, but her actions are focused on the **Symmpl** experience; designed to know the needs of her senior and help them through every step of every activity.

Created by a tech savvy senior who knows the frustrations felt by his not so tech savvy friends, **Symmpl** has been in development for over three years and is ready to launch. We had a successful Beta test last December and have scheduled another test for this summer. With your investment, **Symmpl** will make the lives of seniors and their loved ones much more... simple.



Investment

$0.50/share of Series AA Preferred Stock | Minimum Investment: $500

When you invest you are anticipating the company's future value will easily exceed $3.1M (and helping all those frustrated seniors!).

Perks


Symmpl
Bring family together!
communicate online.

$5,000 — If you invest $5,000, you will receive a luxury dinner for 2 at a restaurant of your choice, and a private conversation with the CEO.
$10,000 — If you invest $10,000, you will receive a luxury dinner for 4 at a restaurant of your choice, and a private conversation with the CEO.

"Some seniors thrive on being trend setters among their peers and we want to tap into this positive energy and empower them." - Jay Smith, Symmpl CEO

Why Is a Simplified Senior Tablet App Important?

The 65+ population are the late adopters of online activity. Whether its constraints due to vision impairment, physical limitations or just plain old distaste for anything new, technology is **still** an integral part of life that they need to access to stay in touch. By giving them access to the internet in a way that speaks to their needs, **Symmpl** is providing a senior-focused and cost-effective product that links the buying power of this under-marketed demographic to the world.

The Spending Power of People 50+


U.S.
50+ spend
$3.2 trillion
annually
Greater than the total GDP of countries such as
>
Italy Russia
UK Brazil
France
SOURCE U.S. Census Bureau, 2013 Consumer Expenditure Survey, World Bank 2013
AARP MEDIA SALES | advertise@aarp.org

Market to an Influential Demographic


50+
accounts for
50%
of all consumer expenditures
Yet just 10% of marketing dollars are targeted toward
50+
Providing a huge opportunity to impact their purchase decisions
SOURCE U.S. Census Bureau 2013 Consumer Expenditure Survey; Agency Five-O
AARP MEDIA SALES | advertise@aarp.org

The population of age 65+ Americans is almost 50 million and represents a vastly underserved consumer segment whose economic capacity is being increasingly recognized.

Lives of Adult Children Get Simplified Too

SYMMPL targets over 100 million adult children and relatives of seniors (*US Census Data & Pew Research Center*), who are fully digital and wish to integrate online convenience into the lives of their older family and friends. Getting parents online will save adult children the headache of delivering photos that were already posted online, or mailing notes that could have been received if only their aging parent could use a digital device.

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Symmpl Marketing Targets

Adult Children of Seniors



We want to target **Symmpl** to the almost 100 million adult children of seniors (and other facilitators) that want older family and friends online for more frequent communication, personal entertainment, health monitoring and safety.

Seniors New to the Digital World



We will reach out to seniors that have never been online but are excited about joining millions of others their age that have become an active component of our digital society.

Tech Savvy Boomers of Today Who Will Need User-Friendly Solutions Tomorrow



Boomers, despite being highly digital today, in the future will experience age-related constraints and require a more user-friendly solution to continue their digital activities in their twilight years.

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Symmpl in Action


help
Wednesday
June
2016
25
12:34pm
78°
69°/82°
email
photos
contacts
facebook
games
reminders

Once a **Symmpl** user opens their iPad or tablet, the interface is streamlined to display only large action buttons: email, photos, contacts, Facebook, with

games and reminders soon. Each action then displays a Symmpl customized screen that is easy to read and navigate.


7:20am
help
To: John Jr
I can't wait to see you and the kids on Saturday. I'm making your favorite split pea soup! love, Mom
cancel
send
Q W E R T Y U I O P
A S D F G H J K L return
Z X C V B N M ! ?
.?123 .?123


6:20am
help
activities
back
Jay Smith
3 weeks ago
Grandson Dylan wearing spaghetti sauce.


10:31pm
help
activities
back
slideshow


3:09pm
help
activities
back
Anson Sims
Anson Text
Armen Martin
Brad Edgerton
Brad Edgerton symmpl
email me
add new name


8:15pm
help
activities
back
Top of list
Monty McCormick: Good to see you S...
SENT 5/25/2017, 8:13:08
delete
Good to see you Sunday. We loved our visit wit...
Spencer Smith: I passed exam
SENT 5/25/2017, 7:48:08
You can be proud. I got an A on the exam. Sent...
jgbarrett@earthlink.net: Grandson photo
SENT 5/25/2017, 7:34:13
This is a picture of Johnny at the castle.
Mauricio Lopez: New recipes
SENT 5/25/2017, 7:19:55
create new email

Why Symmpl?

- Symmpl is easy to use.
- Symmpl doesn't require any long-term contracts.
- Symmpl guides each activity with a talking assistant.
- Symmpl's email system is easy and offers voice email.
- Symmpl is hearing-impaired ready, with captions for all speech.
- Symmpl offers a unique Facebook feature for all tech skill levels.
- Symmpl can take over an iPad and hide all other activities.

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Who is Symmpl's ideal customer?

The largest group of ideal customers are the Senior's adult children, ages 35 to 60 who number about 70 million. Their senior parent is intimidated by computers. or finds it hard to keep up with technology, but still wants to communicate with friends and family via email and photo sharing (or even shop and explore online). So the Adult Child decides to get a new iPad, and give their used one to their parent. Or they have a used iPad available in the family. They download the Symmpl app onto that used iPad and give it to their parent. The parent is delighted and joins the whole new world of digital communication.

MARKET SIZE	
Seniors Over 50	98 million
Seniors Over 65	50 million
Seniors Over 65 Not Online (40%)	20 million
Seniors Over 75	23 million

Another group of customers are the Senior's grandchildren and other relatives and friends.   That brings the total to well over 100 million potential customers.

Source: US Census Data & Pew Research Center

And of course there are the Seniors themselves as customers, who can ask their younger relatives and friends to help set them up on an iPad.

What Makes Symmpl A Clear Winner Over The Competition?

Affordable Software!! Not Costly Hardware!

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There are two primary competitors to Symmpl: Telekin and Grandpad. Telekin requires that you buy their laptop computer or desktop computer for their service with prices ranging from $699 to $1099. Grandpad leases a tablet at $75/month ($786/yr!) plus an initial tablet shipping cost of $29. **Symmpl costs only $9.95/month** and is the senior-centered software service that **does not require special hardware** to get seniors to utilize the internet.

Because we are marketing to Adult Children and relatives of seniors, we know that most can either find a used iPad or even purchase a old model iPad (for less than the cost of signing up with one of our competitors). This makes for a cost- efficient solution that makes use of a digital tool that is portable and easy for seniors. And of course the iPad is always an iPad, the senior can use all it's features if they get really good.

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No Typing!! Just Easy Touch Technology

Symmpl does not burden its users by always requiring a keyboard like others. It guides seniors through the process of use, one step at a time, much of it without any typing and limited touchscreen use; a feature no one else provides.


create new email

Large screen buttons

Symmpl's onscreen navigating is easy to see and use. Color schemes have been designed to cut down on glare and make everything easy to find and utilize.


Ease of Use

Symmpl is easy

Simple is in the name! Symmpl is a breeze for even the most technology challenged of seniors. You can even make Symmpl the ONLY thing that Senior can see on


STAYING
CONNECTED

Staying in touch

It's easy for seniors to stay in touch with friends and family at a distance. Keeping them feeling vital and part of it all.



Voice navigation

Our virtual assistant "Symantha" guides seniors every step of the way. Seniors can even send voice emails, eliminating typing.

their iPad.


help
Friday
2 Jun 2017
2:56pm
72°
73°/59°
Activities
Screen
email
photos
contacts
facebook
I'm excited to see which activity you choose next.

What makes Symmpl so simple?

- Symmpl requires no previous computer experience.
- Our talking assistant guides seniors every step of the way.
- Symmpl's unique Facebook feature makes social media easy.
- Easy email! Dictate or type to send. Read or listen when received.
- Captions text bar for the hearing impaired.

What's Great About Age is Experience

Symmpl Inc. was founded in 2014 by Jay Smith (CEO) and Anson Sims (Senior VP), both seasoned executives with a long history of corporate achievement in the aerospace, toy and video game industries, in which they were directly involved in the mass market success of several iconic brands.

Symmpl is a proprietary technology system

Symmpl is a patent-pending technology-education system for seniors. Our unique focus on the 65-plus market, with the twist of using the assistance of our virtual talking guide Symantha, gives us a big advantage. We believe that to make Symantha's guidance appropriate, the software for each activity (such as email) must be proprietary and custom written to tell her what to say at each point in the activity. That means the software must integrate both the activity function, and the guidance and comments Symantha will speak. We think this is unique. It fills a need of not just education, but expands our reach to people who would normally be fearful of using technology.

Generation X is our target. Our key target customer, the Adult Children of senior users, includes the Generation X big spenders that we want.


GENERATIONAL SPENDING HABITS
BY HOUSEHOLD
Housing
Eating Out
Entertainment
Clothing
Food at Home
All Other Spending
Greatest Generation
(1928 or earlier)
Silent Generation
(1929 to 1945)
Baby Boomers
(1946 to 1964)
Generation X
(1965 to 1980)
Millennials
(1981 to now)
0
$20,000
$40,000
$60,000
$80,000
Source: bls.gov

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May, 14,2014 Symmpl is born



we make it
Symmpl

Symmpl is incorporated in Delaware

The ideas of the founders incorporated as Symmpl, Inc. The principles of a talking assistant, and making it EASY begin to take shape.

April, 2015



Development Testing

Seniors love it. Lots of work needed to make it easier.

Dec 2016



6:47
Activities Screen

Beta Testing

Testers respond to ads and provide great data.

Aug, 2017



6:47
Activities Screen

Funding Launch on StartEngine!

Symmpl initially seeks $100K from everyday investors.

Aug, 2017



6:47
Activities Screen

Product Launch.

Symmpl finally available to everyone to help their loved ones enjoy the internet. (ANTICIPATED)

Sept., 2017



6:47
Activities Screen

Symmpl Raises $300K on StartEngine!

Crowdfunding is overachiever and goes to next level. Symmpl is going well on the market. Everybody loves it. (ANTICIPATED)

Fall, 2017



6:47
Activities Screen

New Activities

Expand to Android tablets. More features for Seniors to enjoy (ANTICIPATED)

2018 and beyond



6:47
Activities Screen

New Products, New Services

We respond to the Seniors need for more help (ANTICIPATED)

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In the Press



we make it
Symmpl



we make it
Symmpl

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Meet the Founders



Jay Smith

CEO

Jay Smith is co-founder of Symmpl and CEO for the last 3 years. He is an accomplished executive and inventor and principal of Smith Engineering, a Los Angeles-based product development and licensing firm that has created hundreds of consumer products, toys and video games over a 35-year history. He holds over 40 patents and generated over $500 million in product revenues while leading Smith Engineering. During his tenure at Smith, he served as the co-founder of Play-It-Now, Inc., a Los Angeles based media company that licensed a cash awards management system for online electronic games powered by the proprietary FairScore Ranking technology. He was also the CEO of Adrenalin Interactive Inc. (NASDAQ: ADRN), a publicly traded entertainment software company that developed top selling consumer products for video, hardware and software firms. Notable video game properties include Tiger Woods Golf, Spiderman, X-Men, and Trivial Pursuit. The company was sold in 2000 in a substantial M&A transaction. Previously, he held the post of CEO at Western Technologies, a successful developer of entertainment software and technology products, that became Adrenalin Interactive after a merger. Previously Smith was a product development engineer working on Hot Wheels, Talking Dolls, and many other products at Mattel following several years at TRW, where he worked on launch sites for the Titan Intercontinental Ballistic Missile, vibration analysis for the LEM descent engine for moon landings and trajectory analysis for the Minuteman Ballistic Missile. He holds an M.S. from the California Institute of Technology and a B.S. from Virginia Tech (where he is on the Advisory Board to the College of Engineering and is one of 50 Distinguished Engineering Alumni). Smith is a member of the Interactive Digital Software Assn; the Board of Advisors for UCLA Medical Center; a Director of the Santa Monica Rotary Club; and recently President of a Southern California Ski club.



Anson Sims

Senior Vice President

Anson Sims is a co-founder of Symmpl and the former principal of A. Sims Associates, a consultancy responsible for the invention, development and licenses of dozens of international consumer products including Fish Eyes, Betty Spaghetty, Teenage Mutant Ninja Turtles: Military Bubble Bomber, Nickelodeon-Flash Screen, Radical Flying Discs and others. He consulted on projects for Next-Sport, Mattel Toys, Hasbro Toys, Playmates Toys, Inc., Ohio Art and others and holds 24 patents. Past positions include VP of R&D at Playmates Toys where he had direct responsibility for the entire R&D function including new product development, budget forecasting, inventor relations, and licensing negotiations. Under his leadership Playmates introduced Teenage Mutant Ninja Turtles and Cricket and sales rose from $0 to over $200 million in 3 years. He also held the position of General Manager at Smith Engineering Toy Division, Partner at the California R&D Center, Project Manager/Senior Industrial Designer at Revell, and Project manager/Senior Industrial Designer at Mattel Toymakers. He is a U.S. Marine and holds a Bachelor of Fine Arts in Industrial Design from the University of Illinois.

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And the Rest of the Team



Richard Diephuis

Senior Advisor

Richard J. Diephuis serves as a senior technology adviser to Symmpl in addition to serving as a consultant to Ocular Data Systems (Pasadena). He has held the title of VP Engineering at Alelo (LA) leading a software development team creating language and culture training products for mobile applications. At Loyalize/ Viggle (San Francisco) he was Vice President of Engineering overseeing 10 developers in two locations building a social TV product for iPhone, iPad, and Android. Diephuis also served as VP of Engineering at Big Stage Entertainment where he led the development of the Big Stage Avatar Platform into video games, virtual worlds, web sites and mobile apps. At IdeaLab (Pasadena) he was a founder, President, and VP Engineering for Desktop Factory that developed a low cost 3D printer for small business, education, and hobbyists. Past technology leadership positions at Evolution Robotics, Paracel and Lotus Development Corporation contribute to a long history of engineering excellence. He holds a PHD in Electrical Engineering and Computer Science as well as MS and BS in Electrical Engineering from MIT.

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Offering Summary

Maximum 200,000 shares of Series AA Preferred Stock ($100,000)

Minimum 20,000 shares of Series AA Preferred Stock ($10,000)

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Company	Symmpl, Inc.
Corporate Address	344 Arno Way, Pacific Palisades, CA 90272
Description of Business	Symmpl is a unique subscription software service that takes over an iPad and makes it VERY easy for Seniors to communicate, explore and have fun. The built-in talking assistant becomes friends with the Senior and guides every step of every activity.
Type of Security Offered	Series AA Preferred Stock
Purchase Price of Security Offered	$0.50
Minimum Investment Amount (per investor)	$500.00

Perks

$5,000 — If you invest $5000, you will receive a luxury dinner for 2 at a restaurant of your choice and a personal chat with the CEO.

$10,000 — If you invest $10,000, you will receive a luxury dinner for 4 at a restaurant of your choice and a personal chat with the CEO.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

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Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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VIDEO TRANSCRIPT (Exhibit D)

Symmpl makes the internet easy for anyone who has a hard time with technology. With one tap of a button they have access to email, photos, friends, and family, even voice messages. Not only does Symmpl have large easy to read text and buttons but there is Symantha, our virtual talking assistant who guides you through the entire process whenever she is needed.

"Good morning Harry. I hope you and Sandy enjoyed your trip. Your reminders say to take your blood pressure pills this morning. "

Harry sees he has an email, so he taps the email button.

"Welcome to your list of emails. Touch the LISTEN button to hear them aloud." (He touches the button and Symantha reads the email)

"Hi Dad, Hope you are feeling fine. I shall see you tomorrow. Your son, Alan."

How easy is that! Harry would like to share some photos and a message. But he doesn't like to type. So, he can easily send a recorded voice email instead. Harry just taps the Voice Message button and then records - -

"Hi Alan, lunch sounds great at 11:30. I'll attach a photo of the whole family. See you tomorrow. Dad"

(Symantha says,) *"I'm sending your email"*

There's a HELP button on every screen. *"You are currently on your Activities screen. All buttons are available."*

And one of our most exciting breakthroughs for seniors is our streamlined Facebook experience.

Social media has never been easier or more welcoming. Because - - - we just made it Symmpl.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.